UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date October 14, 2008

ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

October 14, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR DEVELOPMENT CORP. ADOPTS SHAREHOLDER RIGHTS PLAN

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX), and on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD) is pleased to  announce that its Board of Directors has approved and adopted a shareholders rights plan (the “Rights Plan”) effective October 10, 2008.

The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares.

The principal purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares. It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints. In addition, it will provide the board with additional time for review and consideration of an unsolicited takeover bids, and if necessary, for the consideration of alternatives.

Shareholders of the Company will be asked to confirm the continuation of the Rights Plan at the Company’s Annual and Special meeting.

The Board of Directors of the Company is not currently aware of any pending or threatened takeover bid and is implementing the Rights Plan in the normal course of corporate governance.

The Company would also like to assure shareholders that during these uncertain times, it is conserving its significant cash resources and is intent on fulfilling its corporate mandate of developing an economic mineral deposits and bringing them to feasibility and production. The Company has a strong balance sheet, with $19.0 M in cash with its funds secured in short term fully liquid bankers acceptance notes on deposit with a major Canadian Bank. The Company has no debt.  Alberta Star is currently reviewing a number of advanced stage mineral exploration projects that meet the corporate mandate of acquiring established resource opportunities with infrastructure, with cash flow or near cash flow potential and advanced stage exploration potential. Due to the current unrest in global market conditions the Company has elected to conserve its treasury and target the many unique opportunities that exist for well financed Company’s like Alberta Star to potentially acquire high quality mineral assets at very attractive valuations.  The Company has been conserving cash, reducing costs and reducing its field operations, for some time now, and is now in a position to capitalize with the current deep and protracted downturn in the global capital markets. The 2008 exploration season has been completed at the Companies wholly-owned Eldorado & Contact Lake permit areas, with drill results expected shortly.

ALBERTA STAR DEVELOPMENT CORP.

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.